Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 001-31819

Date: December 15, 2008

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044   Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com           email: info@rusoro.com

RUSORO LAUNCHES TAKE-OVER BID FOR GOLD RESERVE

December 15, 2008	Trading Symbol (TSX-V):RML

Vancouver, Canada – Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro” or the “Company”) today announced a take-over bid (the “Take-Over Bid”) for Gold Reserve Inc. (“Gold Reserve”, TSX:GRZ – AMEX:GRZ).  Rusoro is offering Gold Reserve shareholders and equity unit holders (collectively, the “Gold Reserve Equityholders”) 3 Rusoro common shares for each Gold Reserve Class A common share and each Gold Reserve equity unit (collectively, the “Gold Reserve Equity”). The offer values Gold Reserve at C$1.08 per each Class A common share and each equity unit, and represents a premium of 140% based on the December 12, 2008 closing prices for Rusoro and Gold Reserve on the TSX Venture Exchange (“TSXV”) and the Toronto Stock Exchange (“TSX”), respectively, and a premium of 209% based on the volume-weighted average trading prices for Rusoro and Gold Reserve for the previous 30 trading days on the TSXV and the TSX, respectively.

Andre Agapov, Chief Executive Officer of Rusoro said, ‘‘A business combination between Rusoro and Gold Reserve creates the premier Venezuelan gold company and allows us to use our extensive in-country experience to unlock the inherent value of the Brisas Project for the benefit of all shareholders.  Not only would Gold Reserve Equityholders benefit from the existing production at our Choco 10 and Isidora mines operating in Venezuela, they will also continue to participate in the development of the Brisas Project through significant ownership in the combined company.  Gold Reserve’s Choco 5 project is contiguous to our Choco 10 operations and Gold Reserve’s Brisas Project is approximately 10 kilometres from our Yuruan property - the logical combination of our companies is expected to create real and valuable synergies. We are delighted to present this premium offer directly to Gold Reserve Equityholders and we see significant opportunities to both expand production at our existing operations and unlock the permitting deadlock that has plagued the timely development of the Brisas Project.  The KM88 region in Venezuela is one of the world’s great gold mining regions and the time has come for its future to be guided by a team that has proven its ability to get its assets permitted and operating in Venezuela.”

Mr. Agapov added, “This is a logical combination.  I encourage Gold Reserve Equityholders to contact their Board of Directors to support this opportunity.  Further, I invite the Gold Reserve Board of Directors to contact us to open a constructive dialogue.”

The proposed combination of Rusoro and Gold Reserve would offer Gold Reserve Equityholders a number of benefits:

•                 Compelling Premium.  On December 12, 2008, which was the last trading day prior to today’s announcement of the Take-Over Bid, the closing price of the Gold Reserve Shares listed on the TSX was C$0.45 and on the NYSE Alternext (AMEX) was US$0.39.  Rusoro is offering C$1.08 per each Gold Reserve share and each Gold Reserve equity unit, based on Rusoro’s closing share price on the TSXV that same day.  This offer represents a premium of approximately 140%, using the December 12, 2008 closing prices of Rusoro and Gold Reserve on the TSXV and TSX, respectively.  Based on the volume-weighted average price of the Rusoro Shares on the TSXV for the 30 trading days ended December 12, 2008, the Offer represents a premium of approximately 209% over the volume-weighted average price of the Gold Reserve Shares on the TSX for the same period.

•                 Immediate Production.  Rusoro is expected to produce in excess of 100,000 attributable gold ounces in 2008 from its existing proven and probable reserves.  Management is currently developing expansion plans at Choco 10 and Increible 6 that are expected, together with Rusoro’s San Rafael/El Placer and Isidora operations, to significantly increase attributable gold production.  See further information on Rusoro’s technical information at the end of this press release.

•                 World Class Reserve and Resource Base.  The combined company would have 12.2 million ounces of proven and probable gold reserves.  Measured and indicated resources, inclusive of reserves, would total 18.9 million ounces of gold.  The combined company would also have additional resources of 9.3 million inferred gold ounces.  In addition, the Brisas Project contributes 1.4 billion pounds of copper in proven and probable reserves.  See further information on the companies’ technical information at the end of this press release.

•                 Ongoing Participation in Brisas.  Based on the 3:1 exchange ratio, Gold Reserve Equityholders would collectively own approximately 30.4% of the combined company on an issued share basis.

•                 Opportunity to Consolidate the KM88 Region.  Rusoro has proven itself as a Venezuelan gold consolidator through the successful acquisition of both Gold Fields’ Choco 10 mine and Hecla Mining’s Isidora mine.  Rusoro will explore the opportunity to further consolidate the world-class KM88 Region in Bolivar State, Venezuela.

•                 Established Relationship with the Venezuelan Government.  Rusoro has established the first mixed enterprise joint venture of its kind with the Venezuelan government in the mining industry by agreeing to form a joint venture over the Isidora gold mining assets that Rusoro recently acquired from Hecla.

•                 Concrete Synergies.  The logical combination of Rusoro and Gold Reserve will not only produce corporate synergies through the rationalization of head offices, regulatory filing requirements and executive teams, the strictly Venezuelan location of all material operations will enable the combined company to optimize in-country operations as well.  Gold Reserve’s Choco 5 property is adjacent to Rusoro’s Choco 10 mine and Gold Reserve’s Brisas property is 10 kilometres south of Rusoro’s Yuruan property, all in Bolivar State, Venezuela.  Rusoro expects to reduce duplicated in-country costs while optimizing operations including drilling, the use of construction and mining equipment, ore processing opportunities as well as regulatory and logistical requirements surrounding imports and permitting.

•                 Full Exposure to Gold Price.  Based on Gold Reserve’s publicly available information, none of the gold production of the combined company is hedged.

•                 Tax Efficient Structure.  The Take-Over Bid has been structured as an all-share offer that will allow certain Gold Reserve shareholders who tender to the offer to do so on a tax efficient basis.  Canadian resident Gold Reserve shareholders may receive Rusoro shares on a tax-deferred basis.  Subject to the Passive Foreign Investment Company rules, U.S. resident Gold Reserve shareholders may also receive tax-deferral treatment if the Take-Over Bid is a qualified reorganization under U.S. federal tax law.

•                 Optimization and Consolidation Opportunities.  If the offer is accepted and Rusoro acquires all of the outstanding Gold Reserve Equity, Rusoro intends to:  (a) expedite its development and expansion plans at its Choco 10 mine and Increible 6 project; (b) identify opportunities to optimize the development of Gold Reserve’s Choco 5 project which is adjacent to Rusoro’s Choco 10 mine; and (c)

obtain the requisite development permits in respect of the Brisas Project in order to recommence construction in a timely manner.

•                 Ability to deliver results in Venezuela.  Since commencing Venezuelan operations, Rusoro has been able to:

•                 Develop an extensive land package with 2.0 million proven and probable gold ounces in reserves, and a resource (inclusive of reserves) of 7.1 million measured and indicated gold ounces.  Rusoro also has an additional 7.0 million ounces of gold in inferred resources;

•                 Permit and develop its San Rafael/El Placer project which is expected to reach commercial production in 2010;

•                 Restart the Choco 10 mine acquired from Gold Fields after it had been effectively shut down as a result of both permitting and labour issues; and

•                 Restart the Isidora mine acquired from Hecla after it had been effectively shut down as a result of both permitting and labour issues.

THE TAKE-OVER BID WILL BE OPEN FOR ACCEPTANCE UNTIL

12:00 MIDNIGHT EASTERN TIME AT THE END OF JANUARY 21, 2009,

UNLESS THE BID IS EXTENDED OR WITHDRAWN BY RUSORO.

The Take-Over Bid will be subject to customary conditions, including: that a minimum of 66 2/3% of the outstanding Gold Reserve shares and 66 2/3% of the outstanding equity units on a fully-diluted basis, respectively, are tendered to the offer; the execution of a supplemental indenture in respect of Gold Reserve’s 5.50% Senior Subordinated Convertible Notes due June 15, 2022; and the waiver or setting aside of Gold Reserve’s shareholder rights plan.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Rusoro or Gold Reserve.  Such an offer can only be made pursuant to the Take-Over Bid circular and related documents (the “Circular”) filed today with securities regulatory authorities in Canada and the registration statement, prospectus, tender offer statement and related documents filed today with the United States Securities and Exchange Commission (the “SEC”) which are available on www.sedar.com and www.sec.gov, respectively.  In addition, you may request these documents free of charge from the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, B.C., V7X 1B1, telephone (604) 632-4044 or from the Company’s information agent, Georgeson, at the contact details listed at the end of this press release.  Investors and securityholders are strongly advised to read these documents, as well as any amendments or supplements to these documents, because they contain important information.  You should read these materials carefully and in their entirety before making a decision concerning the offer.

Rusoro has requested from Gold Reserve the use of its list of shareholders and equity unit holders and security position listings for the purpose of disseminating the Circular and other Take-Over Bid documents to Gold Reserve Equityholders.  Upon compliance with this request by Gold Reserve, the Circular, Take-Over Bid documents and other relevant materials will be mailed to Gold Reserve Equityholders of record and furnished to brokers, dealers, banks, trust companies and similar persons, whose names or the names of whose nominees appear on the Gold Reserve shareholder and equity unitholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Gold Reserve Equity.

Rusoro’s financial advisor is Endeavour Financial International Corporation, its Canadian legal counsel are Blake, Cassels & Graydon LLP and Anfield, Sujir, Kennedy & Durno and its US legal counsel are Gersten Savage LLP and Dorsey & Whitney LLP.

Qualified Person:  Mr. Gregory Smith, P.Geo, the Vice-President Exploration of the Company, is the Qualified Person as defined by National Instrument 43-101, and is responsible for the scientific and technical aspects of this news release.

ON BEHALF OF THE BOARD
“Andre Agapov”
Chief Executive Officer

For further information, please contact:

George Salamis, President	Ross Gatensbury, Investor Relations
Tel: +1 604 632 4044	Tel: +1 604 632 4044
Email: gsalamis@rusoro.com	Email: gates@rusoro.com

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE COMPANY’S INFORMATION AGENT:

North American Toll Free Number:  1- 888-605-7615

Banks and Brokers call collect: 1-212-806-6859